                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                              (Amendment No. __)*

                            GENERAL HOUSEWARES CORP.
                                (Name of Issuer)

                        COMMON STOCK, $.33-1/3 PAR VALUE
                         (Title of Class of Securities)

                                   370073108
                                 (CUSIP Number)

                                GERALD J. RUBIN
                               6827 MARKET STREET
                              EL PASO, TEXAS 79915
                                 (915)779-6363
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 18, 1999
                         (Date of Event Which Requires
                           Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

====================                                           =================
CUSIP NO.  370073108                   13D                     PAGE 2 OF 8 PAGES
====================                                           =================


=======================================================================================================================
                                                                                                  Helen of Troy Limited
   1     Name of reporting person                                                                           74-2692550
         IRS Identification No. of above person (entities only)
=======================================================================================================================

   2     Check the appropriate box if a member of a group*                                         (a)
                                                                                                       -------
                                                                                                   (b)    X
                                                                                                       -------
=======================================================================================================================

   3     SEC use only
=======================================================================================================================

   4     Source of funds*                                                                                       WC, BK
=======================================================================================================================

   5     Check box if disclosure of legal proceedings is required pursuant to Items 2(d)                        [X]
         or 2(e)
=======================================================================================================================

   6     Citizenship or place of organization                                                                   Bermuda
=======================================================================================================================
       Number of                 Sole voting power                                                              536,999
         Shares             7
                      =================================================================================================
      Beneficially               Shared voting power                                                                N/A
         Owned              8
                      =================================================================================================
        By each                  Sole dispositive power                                                         536,999
       Reporting            9
                      =================================================================================================
         Person                  Shared dispositive power                                                           N/A
          with             10
=======================================================================================================================

   11    Aggregate amount beneficially owned by each reporting person                                           536,999
=======================================================================================================================

   12    Check box if the aggregate amount in row (11) excludes certain shares*                         [ ]
=======================================================================================================================

   13    Percent of class represented by amount in row (11)                                                      13.3 %
=======================================================================================================================

   14    Type of reporting person*                                                                                  HC
=======================================================================================================================

                                                              Page 3 of 8 Pages

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1.    SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.33-1/3 per share (the "Common Stock"), of General Housewares Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 1536 Beech Street, Terre Haute, Indiana 47804.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a)      Name:

                  This statement is filed on behalf of Helen of Troy Limited, a Bermuda company ("HoT"). The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of HoT is set forth in Schedule I to this Schedule 13D, which is incorporated herein by reference.

         (b)      Address of principal business and principal offices of HoT:

                  Helen of Troy Limited
                  6827 Market Street
                  El Paso, Texas 79915

         (c)      Present principal business of HoT:

                  HoT designs, develops and sells a variety of personal care and comfort products, including hair dryers, curling irons, brush irons, lighted mirrors, hair setters, hair brushes, combs, hair accessories, women's shavers, foot baths, body massagers and artificial finger nails. Most of HoT's products are sold by mass merchandisers, drug chains, warehouse clubs, grocery stores and beauty supply retailers and wholesalers. HoT sells its products primarily in the United States.

         (d) During the last five years, neither HoT nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years HoT was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State

                                                              Page 4 of 8 Pages

                  securities laws or finding any violation with respect to such laws, nor, to its knowledge, have any of its directors or executive officers, other than as noted under "Election of Directors" in HoT's 1999 Proxy Statement, attached as Exhibit 4 to this Schedule 13D, and incorporated herein by reference.

         (f)      Citizenship:

                  All directors and executive officers of HoT are citizens of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the shares of Common Stock acquired by HoT, except for 496,999 of the shares acquired on June 18, 1999, were acquired with funds from HoT's working capital, in the total aggregate amount of $590,025 (includes brokerage commissions).

         A total of 496,999 shares of Common Stock acquired by HoT were acquired with funds provided through HoT's previously existing line of credit with Chase Bank of Texas, in the total aggregate amount of $9,964,829.95 (includes brokerage commissions). A copy of such credit agreement (as amended) is attached as Exhibits 1-3 to this Schedule 13D.

         The shares of Common Stock held by Gerald J. Rubin (see Item 5) were acquired with his personal funds on October 22, 1996, for the total aggregate amount of $49,062.50 (includes brokerage commissions).

ITEM 4.    PURPOSE OF TRANSACTION.

         HoT acquired the Common Stock as part of its continuing strategy to evaluate business opportunities and make investments that might enhance shareholder value. HoT acknowledges that it might seek to increase its ownership stake under certain circumstances and is attempting to enter into discussions with Issuer regarding a possible business combination. HoT has retained Donaldson, Lufkin & Jenrette as its exclusive financial advisor in connection with any transaction involving the Issuer. HoT will continue to review its investment in Issuer and reserves the right, based on such review, (1) to acquire additional securities of Issuer, including possibly acquiring the Issuer through a business combination with HoT or a wholly-owned subsidiary, (2) to dispose of any or all of the securities purchased by it, or (3) to otherwise change its intentions with respect to any or all of the matters referred to in this Item 4.

         Gerald J. Rubin acquired the Common Stock for investment purposes only.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) HoT owns beneficially, and has the sole power to vote or dispose of, 536,999 shares, or 13.3%, of the outstanding Common Stock. HoT disclaims the existence of a "group" with any person as contemplated by Rule 13d-5(b) of the Act.

                                                              Page 5 of 8 Pages

                      Other than as described below in this Item 5, to HoT's knowledge, none of the directors or executive officers of HoT named on Schedule I hereto beneficially owns or has any power to vote or dispose of any of the shares of Common Stock of the Issuer.

                      Gerald J. Rubin beneficially owns and has the sole power to vote or dispose of, 5,000 shares, or less than 1%, of the outstanding Common Stock. Gerald J. Rubin disclaims the existence of a "group" with any person as contemplated by Rule 13d-5(b) of the Act.

                      The calculation of percentages of outstanding Common Stock set forth herein is based upon 4,027,912 shares of Common Stock outstanding as of May 14, 1999, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 1999.

         (c) Commencing on June 4, 1999, HoT acquired the following shares of Common Stock of the Issuer. All shares of Common Stock, other than 496,999 shares, were acquired on the open market. The 496,999 shares shown below as acquired on June 18, 1999, were purchased in an after-hours brokerage transaction.

     Date                      No. of Shares         Price per Share (1)
---------------                -------------         -------------------

June 4, 1999                           5,800              $13.9375
June 7, 1999                           6,000               14.0000
June 15, 1999                          3,000               15.0625
June 16, 1999                          6,100               15.0000
June 17, 1999                          4,000               15.0000
June 18, 1999                         15,100               15.0000
June 18, 1999                        496,999               20.0000

(1) Excludes brokerage commissions.

                      Gerald J. Rubin has acquired the following shares of Common Stock of the Issuer. All of the shares were acquired on the open market.

     Date                        No. of Shares       Price per Share (2)
---------------                  -------------       -------------------

October 22, 1996                     5,000                 $9.8125

(2) Includes brokerage commissions.

                                                              Page 6 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the engagement of Donaldson, Lufkin & Jenrette discussed above in Item 4, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between HoT and any person with respect to the securities of the Issuer. To HoT's knowledge, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between any of the individuals named on Schedule I hereto and any person with respect to the securities of the Issuer.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 Loan Agreement, dated December 31, 1996, between Chase Bank of Texas, National Association, a national banking association, f/k/a Texas Commerce Bank National Association, Helen of Troy L.P., a Texas limited partnership, Helen of Troy Limited, a Bermuda company, and Helen of Troy Corporation, a Texas corporation.

Exhibit 2 Amendment to Loan Agreement, dated July 31, 1997, between Chase Bank of Texas, National Association, a national banking association, f/k/a Texas Commerce Bank National Association, Helen of Troy L.P., a Texas limited partnership, Helen of Troy Limited, a Bermuda company, HoT Nevada, Inc., a Nevada corporation, Helen of Troy Limited, a Barbados corporation, Helen of Troy Nevada Corporation, a Nevada corporation and Helen of Troy Texas Corporation, a Texas corporation.

Exhibit 3 Second Amendment to Loan Agreement, dated July 31, 1998, between Chase Bank of Texas, National Association, a national banking association, f/k/a Texas Commerce Bank National Association, Helen of Troy L.P., a Texas limited partnership, Helen of Troy Limited, a Bermuda company, HoT Nevada, Inc., a Nevada corporation, Helen of Troy Limited, a Barbados corporation, Helen of Troy Nevada Corporation, a Nevada corporation and Helen of Troy Texas Corporation, a Texas corporation.

Exhibit 4 Helen of Troy Limited 1999 Proxy Statement, originally filed with the Commission on June 25, 1999.

                                                              Page 7 of 8 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   June 28, 1999               HELEN OF TROY LIMITED



                                    By: /s/ H. McIntyre Gardner
                                        ----------------------------------------
                                    Name: H. McIntyre Gardner
                                    Title: President and Chief Operating Officer

                                                              Page 8 of 8 Pages

                                   SCHEDULE I


The name and principal occupation or employment of each of the directors and executive officers of Helen of Troy Limited are set forth below. Unless otherwise indicated, the director's or officer's business address is 6827 Market Street, El Paso, Texas 79915. Except as set forth below, each occupation set forth opposite an individual's name refers to Helen of Troy Limited.

              Name                                      Present Principal Occupation or Employment
----------------------------------                      ------------------------------------------

Gerald J. Rubin                                         Chairman of the Board and
                                                        Chief Executive Officer

H. McIntyre Gardner                                     President and Chief Operating Officer

Dona Fisher                                             Senior Vice-President, Finance and
                                                        Chief Financial Officer

Gary B. Abromovitz                                      Director of Helen of Troy Limited
Gary B. Abromovitz, P.C.                                President of Gary B. Abromovitz, P.C.
213 Montebello
Phoenix, Arizona 85013

Stanlee N. Rubin                                        Director of Helen of Troy Limited
801 River Oaks Drive
El Paso, Texas 79912

Christopher L. Carameros                                Director of Helen of Troy Limited
L&M Asset Management, Inc.                              Vice-President of L&M Asset Management, Inc.
Box 12007
El Paso, Texas 79913

Byron H. Rubin                                          Director of Helen of Troy Limited
Daniels & Rubin                                         Partner, Daniels & Rubin
5310 Harvest Hill Road, Suite 169
Dallas, Texas 75230-5805

Daniel C. Montano                                       Director of Helen of Troy Limited
C&K Capital Corp.                                       Managing Director, Investment Banking
18500 Von Karman Ave., Suite 560                        of C&K Capital Corp.
Irvine, California 92612

                              INDEX TO EXHIBITS


Exhibit
Number            Description
------            -----------
   1              Loan Agreement, dated December 31, 1996, between Chase Bank of Texas, National Association, a national banking
                  association, f/k/a Texas Commerce Bank National Association,
                  Helen of Troy L.P., a Texas limited partnership, Helen of
                  Troy Limited, a Bermuda company, and Helen of Troy
                  Corporation, a Texas corporation.

   2              Amendment to Loan Agreement, dated July 31, 1997, between
                  Chase Bank of Texas, National Association, a national banking association, f/k/a Texas Commerce Bank National Association,
                  Helen of Troy L.P., a Texas limited partnership, Helen of Troy Limited, a Bermuda company, HoT Nevada, Inc., a Nevada corporation, Helen of Troy Limited, a Barbados corporation, Helen of Troy Nevada Corporation, a Nevada corporation and
                  Helen of Troy Texas Corporation, a Texas corporation.

   3 Second Amendment to Loan Agreement, dated July 31, 1998, between Chase Bank of Texas, National Association, a national banking association, f/k/a Texas Commerce Bank National
                  Association, Helen of Troy L.P., a Texas limited partnership,
                  Helen of Troy Limited, a Bermuda company, HoT Nevada, Inc., a
                  Nevada corporation, Helen of Troy Limited, a Barbados corporation, Helen of Troy Nevada Corporation, a Nevada corporation and Helen of Troy Texas Corporation, a Texas corporation.

   4 Helen of Troy Limited 1999 Proxy Statement, originally filed with the Commission on June 25, 1999.